ANTHONY L.G., PLLC

laura aNTHONy, esq. GEOFFREY ASHBURNE. ESQ.* JOHN CACOMANOLIS, ESQ** CHAD FRIEND, ESQ., LLM LAZARUS ROTHSTEIN, ESQ. SVETLANA ROVENSKAYA, ESQ***	www.ANTHONYPLLC.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY @ANTHONYPLLC.COM

OF COUNSEL: CRAIG D. LINDER, ESQ.**** PETER P. LINDLEY, ESQ., CPA, MBA KIMBERLY L. RUDGE, ESQ. STUART REED, ESQ. MARC S. WOOLF, ESQ.

* licensed in CA only

**licensed in FL and NY

***licensed in NY and NJ

****licensed in FL, CA and NY

January 8, 2019

VIA ELECTRONIC EDGAR FILING

Folake Ayoola, Special Counsel,

Office of Information Technology Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Webstar Technology Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed October 30, 2018
File No. 333-222325

Dear Mr. Ayoola:

Webstar Technology Group, Inc. (the “Company”) is in receipt of the staff’s comment letter dated November 19, 2018 relating to the Company’s Registration Statement on Form S-1 (Amendment No. 3) (the “Registration Statement”) filed with the SEC on October 30, 2018. We note that we have contemporaneously filed Amendment No. 4 to the Registration Statement for consideration by the staff. Following are the Company’s responses to the staff’s comments. We trust you shall deem Amendment No. 4 and the contents of this transmittal letter responsive to your comment letter.

Amendment No. 3 to Form S-1 filed October 30, 2018

Notes to Unaudited Condensed Financial Statements for the period ended June 30, 2018

Note 5. Related Party Transactions, page F-23

Folake Ayoola, Special Counsel,

Office of Information Technology Services

Securities and Exchange Commission

January 8, 2019

1.	We note your response to prior comment 5. Please explain further your statement that you began operating the Webstar eCampus website upon acquisition on May 12, 2018. In this regard, you state on page 10 that your success in developing and commercializing the Webstar eCampus website is contingent upon the company entering into license agreements for Gigabyte Slayer and WarpG. In addition, it appears that the Webstar eCampus website is powered by Gigabyte Slayer. Considering you have not yet entered into a license for Gigabyte Slayer, tell us how you are operating this platform or revise your disclosures to clarify these statements. Alternatively, if you are currently operating and beta testing the Webstar eCampus platform, please tell us how you considered the guidance in ASC 805-10-55-7 related to assets in the development stage. Specifically, clarify whether the Webstar eCampus website had begun beta testing or otherwise was a functioning website prior to your acquisition, and whether your consideration of this guidance changes your conclusion that this was not an acquisition of a business.

Response: The disclosure on page 10, and similar disclosures elsewhere in the Registration Statement, have been revised to clarify that the Company intends to enhance the Webstar eCampus virtual classroom access platform by incorporating the Gigabyte Slayer software solution as well as the further development and commercialization of the Gigabyte Slayer and WARP-G software solutions as standalone applications. The Webstar eCampus website currently operates without this enhancement.

Further, beta testing of the Webstar eCampus platform had begun on November 1, 2015, in a limited operational state. The Company considered the limited operational state of this platform when it acquired the asset on May 12, 2018, in concluding that the Webstar eCampus platform was an “asset” and not a “business” under the relevant accounting literature. As noted above, the Company intends to perform further technical development of the platform, among other activities as previously noted in the Company’s October 30, 2018 response to the staff.

Accordingly, the Company reaffirms its position that the eCampus platform is an “asset” and not a “business” under the relevant accounting literature.

We trust that Amendment No. 4 addresses the staff’s comments. If the staff has any comments regarding Amendment No. 4, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc: Joseph P. Stingone, Sr., Chief Executive Officer

625 N. Flagler Drive, #600 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832